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                       UNITED STATES                          OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION                ------------
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                       FORM 12b-25                      ------------------------
                                                             SEC FILE NUMBER
                                                               333-157346
                                                        ------------------------
               NOTIFICATION OF LATE FILING                    CUSIP NUMBER
                                                               16936P1093
                                                        ------------------------

(Check One):   |X| Form 10-K  |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
               |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

         For Period Ended: December 31, 2009

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

China Agri-Business, Inc.
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Full Name of Registrant


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Former Name If Applicable

In the People's Republic of China: Building 2, Unit 1, 15th Floor Ling Xian Xin Cheng 86 Gaoxin Road Hi-Tech Industrial Development Zone Xian, Shannxi, China 710065; In the United States: 11 East 86th Street, New York, New York 10028
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Address of Principal Executive Office (Street and Number)

See above
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    |
|X| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

        The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 within the prescribed period because of a delay in completing the audit for this period as a result of management requiring additional time to compile and verify the data required to be included in the report. Registrant expects to file within the extension period.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Xiaolong Zhou             (917)        825-2997
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            (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See attachment.

================================================================================

                            China Agri-Business, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010                      By: /s/  Xiaolong Zhou
                                              -------------------------------
                                                   Xiaolong Zhou
                                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12B-25

                            China-Agri Business, Inc.

                      WITH RESPECT TO ITS FORM 10-K FOR THE
                          YEAR ENDED DECEMBER 31, 2009


The Registrant estimates that its results of operations for the fiscal year ended December 31, 2009, as reflected in its consolidated statements of operations to be included in its Form 10-K for the fiscal year ended December 31, 2009, will reflect the following changes:

For the fiscal year ended December 31, 2009, the registrant expects to report that it incurred net income of approximately $1,064,106 compared to net income of $1,345,339 for the fiscal year ended December 31, 2008. The decrease in net income for the fiscal year ended December 31, 2009 was primarily a result of increased convertible loan amortization expense.

Also, for the fiscal year ended December 31, 2009, the Registrant expects to report income per common share on a fully diluted basis of approximately $0.08 compared to income per common share on a fully diluted basis of approximately $0.10 for the fiscal year ended December 31, 2008.